FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD”) discloses the communication received from BlackRock, Inc., that on July 26th, 2019, its aggregate holdings added up to approximately 10.09% of the total preferred shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, July 29th 2019.

Daniela Sabbag

Investor Relations Officer

COMPANHIA BRASILEIRA DE DISTRIBUICAO

Av. Brigadeiro Luís Antônio, 3235

Jardim Paulista CEP 01402-901

São Paulo SP Brazil

Attn: Investor Relations Director

Phone: (55 11) 3886-0533

E-mail: gpa.ri@gpabr.com

                                                                                                                       July 29th, 2019

Companhia Brasileira de Distribuição – Disclosure of Material Equity Holding

Dear Sirs,

1

The undersigned BlackRock, Inc. (“BlackRock”), hereby informs, on behalf of some of its clients, in its capacity of investment manager, that it has acquired preference shares issued by Companhia Brasileira de Distribuição so that, on July 26th, 2019 its aggregate holdings added up to 16,661,239 preference shares and  303,990 American Depositary Receipts (“ADRs”), equivalent to 16,965,229 preference shares, representing approximately 10.09% of the total preference shares issued and 498,153 cash settled derivatives representing approximately 0.29% of the total preference shares issued by Companhia Brasileira de Distribuição.

2

For the purposes of Article 12 of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, BlackRock hereby requests Companhia Brasileira de Distribuição Investors Relations Officer to disclose the following information to CVM and to the relevant bodies:

	(i)	BlackRock registered office is located at 55 East 52nd Street, New York, New York 10055-0002, USA;
(ii)

BlackRock’s aggregate holdings added up to 16,661,239 preference shares and 303,990 American Depositary Receipts (“ADRs”), equivalent to 16,965,229 preference shares, representing approximately 10.09% of the total preference shares issued and 498,153 cash settled derivatives representing approximately 0.29% of the total preference shares issued by Companhia Brasileira de Distribuição as specified on item 1 above;

(iii)

the purpose of the above-mentioned equity holdings is strictly of investment, and there is no intention to change the control composition or the administrative structure of Companhia Brasileira de Distribuição;

	(iv)	no debentures convertible into shares issued by Companhia Brasileira de Distribuição are held by BlackRock; and
	(v)	No agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by Companhia Brasileira de Distribuição were executed by BlackRock.
3	Please do not hesitate to contact us with any further question or comment on the above.

Yours faithfully,

_________________________________
            BlackRock, Inc.
by        Rodrigo Azevedo Junqueira

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.